SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                            FORM 11-K

                          Annual Report

     (Mark One)

[X]  Annual Report pursuant to Section 15(d) of the Securities
     Exchange Act of 1934

     For the fiscal year ended June 30, 1998

                                    Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

          ------------------------------

     Commission file number ___________________

     The Report of Independent Accountants, Financial Statements and Additional Information was unavailable at the time of filing and will be filed pursuant to Rule 12b-25.


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   THE EARTHGRAINS COMPANY EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      THE EARTHGRAINS COMPANY
                      8400 Maryland Avenue
                      St. Louis, Missouri 63105


                     REQUIRED INFORMATION

Item 1.  The Plan is subject to ERISA.  See Item 4.

Item 2.  The Plan is subject to ERISA.  See Item 4.

Item 3.  The Plan is subject to ERISA.  See Item 4.

Item 4.  Financial Statements and Exhibits.
         ----------------------------------

    (a)  Financial Statements:

         Audited Statement of Net Assets Available for Benefits at June 30, 1998, June 30, 1997 and June 30, 1996.

         Audited Statement of Changes in Net Assets Available for Benefits for the twelve months ended June 30, 1998, June 30, 1997 and for the three months ended June 30, 1996.

         Notes to Financial Statements

         Line 27a - Schedule of Assets Held for Investment Purposes at June 30, 1998.

         Line 27d - Schedule of Reportable Transactions for the twelve months ended June 30, 1998.

         Appendix information has not been provided.

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    (b)  Exhibits:

         Exhibit 23 Consent of Independent Accountants


                            SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                      THE EARTHGRAINS COMPANY EMPLOYEE
                      STOCK OWNERSHIP/401(K) PLAN

                      By: EDWARD J. WIZEMAN
                          -------------------------
                          Edward J. Wizeman
                          Administrative Committee Member

Date:  December 28, 1998

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THE EARTHGRAINS
COMPANY EMPLOYEE
STOCK OWNERSHIP/
401(K) PLAN
Financial Statements and
Additional Information
June 30, 1998, June 30, 1996
and June 30, 1996


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THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(K) PLAN
Index to Financial Statements and Additional Information
June 30, 1998
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Page

Report of Independent Accountants                                      1

Financial Statements:

     Statements of Net Assets Available for Benefits
     with fund Information                                            2-4

     Statements of Changes in Net Assets Available for
     Benefits with Fund Information                                   5-7

Notes to Financial Statements                                        8-12
Additional Information*:

     Line 27a-Schedule of Assets Held for
     Investment Purposes, June 30, 1998                        Schedule I

     Line 27d-Schedule of Reportable Transactions,
     12 months Ended June 30, 1998                            Schedule II







* Other schedules required by Section 2520.103-10 of Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

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                                Report of Independent Accountants

     The Report of Independent Accounts, Financial Statements and Additional Information is unavailable and will be filed pursuant to Form 12b-25 filed by this filer.


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